EXHIBIT 1

THE NEPTUNE SOCIETY, INC.
4312 Woodman Avenue, Third Floor
Sherman Oaks, California 91423
Telephone:  (818) 953-9995

October 14, 2003

VIA FACSIMILE:   818-556-6994

Mr. Tom R. Camp
The Apogee Companies, Inc.
4444 Lakeside Drive, Suite 340
Burbank, California 91505

         Re:   Termination of Letter of Intent

Dear Tom:

         The purpose of this letter is to confirm our agreement to terminate without liability, effective as of the date first above written, the letter of intent dated August 25, 2003 between The Neptune Society, Inc. (“Neptune Society”) and The Apogee Companies, Inc. (“Apogee”). We understand that both parties remain subject to the confidentiality provisions after the termination of the letter of intent and that each party will return to the other all confidential information provided after the date of the letter of intent. You may forward the confidential information regarding Neptune Society to my attention at the above address and we shall forward to you any confidential information regarding Apogee to you at your address above.

         If the foregoing is consistent with your understanding of our agreement, please indicate so by signing and returning a copy of this letter to me at the above address or by facsimile at 818-530-0783.

Very truly yours, The Neptune Society, Inc. /s/ Marco Markin Marco Markin Chief Executive Officer

Acknowledged:
The Apogee Companies, Inc.

/s/ Tom R. Camp
Tom R. Camp
Chief Executive Officer

cc:  Kenneth Sam, Dorsey & Whitney LLP